Exhibit 99.1

Press Release

Day, May 14, 2008

For further information, contact

Judy Naus at 651-286-8623

or info@biotelinc.com

Biotel Announces Profitable Third Quarter ended March 31, 2008

Minneapolis, May 14, 2008 -- Biotel Inc. (Bulletin Board: BTEL.OB) announced results for its third quarter ended March 31, 2008 with net earnings of $99,000, or $0.03 per diluted share, on revenues of $2,699,000. This compares to net earnings of $190,000, or $0.07 per diluted share, on revenues of $2,990,000 for the third quarter of last year. For the nine months ended March 31, 2008, Biotel had net earnings of $475,000, or $0.17 per diluted share, on revenues of $8,309,000. This compares to net earnings of $299,000, or $0.11 per share, on revenues of $8,119,000 for the first nine months last year.

Highlights for the third quarter are as follows:

•	Sixth consecutive profitable quarter
•	Gross margin of 45.8%, up from 43.0% a year ago
•	Strong balance sheet with no long-term debt
•	Stockholders’ equity of $4,445,000, up 13.0% year over year

“Biotel made good progress building for the future in the third quarter, and the quarter’s decrease in revenues had been preceded by some very strong quarters,” Biotel President and CEO Steve Springrose said. “Sales of Holter devices, event recorders, liposuction and other medical devices remain solid. The third quarter was diminished as some of our customers deferred purchases in anticipation of important new products. We launched a new Holter platform in March and are preparing to launch our ER900 Wireless Event Recorder in our current quarter. The growth trend for our Agility 24/7 cardiac monitoring services continued to rise in the third quarter, contributing significantly to gross margin improvement. R&D expenses were up significantly in the quarter as we invested in new products and prototype parts. These expenses are essential to future product competitiveness. In keeping with our long-term strategy, Biotel serves as a development partner to medical corporations seeking new devices and clinical research services.”

	3 months ended March 31, 2008	3 months ended March 31, 2007	% Change

Revenues	$2,699,000	$2,990,000	(9.7%	)
Net Income	$99,000	$190,000	(47.9%	)
Earnings Per Share, Basic	$.04	$0.07
Earnings Per Share, Diluted	$.03	$0.07

	9 months ended March 31, 2008	9 months ended March 31, 2007	% Change

Revenues	$8,309,000	$8,119,000	2.3%
Net Income	$475,000	$299,000	58.9%
Earnings Per Share, Basic	$.18	$0.11
Earnings Per Share, Diluted	$.17	$0.11

-End-